September 27, 2006

Via Facsimile and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306

Attn: Russell Mancuso, Esq., Branch Chief

Re:
SpatiaLight, Inc. (the “Company”), Post Effective Amendments No. 1 to Registration Statements on Form S-3 filed August 23, 2005 (File No. 333-122391, the “Financing Registration Statement”) (File No. 333-122392, the “Shelf Registration Statement”), and Documents Incorporated by Reference Therein

Ladies and Gentlemen:

This letter is submitted to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in response to the comments, dated September 20, 2006, of the Staff (the “Commission Letter”) with respect to the Company’s Registration Statement on Form S-3, filed on September 5, 2006, File No. 333-137100 (the “Registration Statement”). For the Staff’s convenience, the responses set forth below are numbered to correspond to the comments in the Commission Letter and we have also set forth such comments for the convenience of the Staff.

We are filing with the Commission via EDGAR concurrently herewith the documents referenced above. For the Staff’s convenience, we are also forwarding to you four (4) courtesy copies of Amendment No. 1 to our Registration Statement. These courtesy copies are marked to show changes from the Registration Statement filed on September 5, 2006. These changes reflect responses to the Staff’s comments contained in the Commission Letter, as well as the updating of certain information.

1.
Please disclose your plans and commitments to engage in securities offerings and the material details of those offerings. Include any material risk factors related to noncompliance with the commitments. For example, we note your intent to offer the securities referenced in Section 4.14 of Exhibit 10.5 to the Form 10-Q you filed on August 9, 2006.

We have added disclosure regarding our plans and commitments to engage in securities offerings related to the commitment referenced in Section 4.14 of Exhibit 10.5 to our Form 10-Q filed on

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

September 27, 2006

August 9, 2006, and our lack of material detail regarding such offerings. At present, we have no detailed plans to engage in securities offerings, although we will most likely try to raise $10,000,000 by selling common shares, as discussed in “About SpatiaLight - Recent Equity Financing - August 2006 Financing.” In addition, we have revised our “Risk Factors” section to include a risk factor disclosing the effect of noncompliance with respect to our covenant to raise additional capital even though we believe that the remedies which would be sought in the event of our non-compliance of such covenant are no different than the remedies that would be sought in any other situation involving a breach of contract. Further, as a practical matter, we believe that the likelihood that Wellington would seek these provisions is remote.

Fee Table

2.
We note that subsidiaries of SpatiaLight may guarantee your debt securities, and you intend to register those guarantees. Please amend your registration statement to add these subsidiaries as registrants. The amount of securities registered should be allocated among the issuers, and the fee table and footnotes should be revised to indicate the amount of securities to be issued by each registrant. Also revise the prospectus to reflect the securities being issued by each registrant and include required Signature Pages for each registrant.

We have removed all references to the issuance of debt securities and to the issuance of guarantees by our subsidiaries from the Registration Statement.

3.	Please show us how the subsidiaries referenced in footnote (4) are eligible to use Form S-3.

We have removed all references to guarantees by our subsidiaries from the Registration Statement.

4.	Please revise the fifth sentence of footnote (2) because these securities must be included in the amount in the fee table - not in addition to that amount.

We have revised what was the fifth sentence of footnote (2) to reflect that, pursuant to Rule 457(i), these securities are included in the in the amount in the fee table and not in addition to that amount.

5.
We note your reference to exchanges like in footnote (3) and on page 35. Please note that Form S-3 is not available for such exchange transactions. Please see the transaction requirements in Part I.B. to the general instructions to Form S-3. Please revise accordingly.

We have removed all references to the exchange transactions which you reference.

Selling Shareholders, page 29

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September 27, 2006

6.
We note your disclosure on page 30 that each of the selling shareholders, except Paulson Investment Company, Inc., advised you that they are not broker-dealers. If a selling shareholder is a broker-dealer, that selling shareholder must be identified as an underwriter in the prospectus unless it received the securities being registered as compensation for underwriting activities. Please revise your disclosure to clarify.

We have revised our disclosure with respect to the broker-dealer status of selling shareholders. It is our understanding from the investor questionnaire that we distributed to Paulson Investment Company (“Paulson”) that Paulson acquired the securities being registered in the ordinary course of business and that Paulson did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such securities. Therefore, we do not believe that naming Paulson as an underwriter would be appropriate. Nevertheless, we have included an undertaking in the “Selling Shareholders” section that to the extent that we become aware that Paulson did not acquire its common shares in the ordinary course of business or did have such an agreement or understanding, we will file a supplement to the prospectus to designate Paulson as an "underwriter" within the meaning of the Securities Act. Furthermore, we have noted in the “Plan of Distribution--Selling Shareholders” and “Plan of Distribution — SpatiaLight, Inc.” sections that any broker-dealer participating in the distribution of the common shares or other securities may be deemed to be “underwriters” within the meaning of the Securities Act.

7.	Please tell us whether any of the selling stockholders are affiliates of a broker-dealer. We may have further comment based on your response.

We have revised our disclosure with respect to the broker-dealer status of selling shareholders.

8.	Please revise the table to include all the information required by Item 507 of Regulation S-K, including information regarding the percentage ownership of each selling shareholder.

We have revised the table to include all information required by Item 507 of Regulation S-K.

9.	Identify all natural persons who beneficially own the shares held by each of the entities named in the table.

Based upon the responses to an inquiry from us to the selling shareholders listed in the prospectus, we have identified all natural persons who beneficially own the shares held by each of the entities named in the table. In addition, we attach a memorandum from Wellington Asset Management addressing why it is unable to identify a natural person in response to our and the staff of the Commission's request. Please see Appendix A attached.

Description of the Warrants, page 44

10.
With respect to the “Description of Warrants,” please note that warrants may not be issued for “other securities” that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrants. All of the

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www.spatialight.com

September 27, 2006

underlying classes of securities to which the warrants related must be identified in the registration statement. Please apply this comment to each class of securities included in the registration statement.

We have revised the “Description of Warrants” section to remove any reference to the issuance of “other securities” upon exercise of the warrants being registered.

Signature page

11.
Please tell us how Robert Olins was authorized to sign the registration statement as attorney-in-fact for all of the members of your board of directors. We note the power of attorney filed as Exhibit 24.1 does not authorize Mr. Olins to sign the initial registration statement on behalf of the board members.

Robert Olins was authorized to sign as attorney-in-fact for all of the members of the our Board of Directors pursuant to a power-of-attorney. Unfortunately, the power of attorney that was filed contained an inadvertent omission. We have corrected that omission and the corrected power of attorney is filed with Amendment No. 1 to the Registration Statement.

12.
Please indicate below the second paragraph required on the Signature page who is signing in the capacity of principal executive officer, principal financial officer and controller or principal accounting officer.

We have revised the signature page to indicate that Robert A. Olins is both our Principal Executive Officer and Principal Financial and Accounting Officer.

Exhibits

13.	Please file exhibit 5.

We will file the Exhibit 5 opinion in a forthcoming amendment to the registration statement.

14.	Please file the indenture, not merely a form.

Because we have decided not to register debt securities for issuance, we do not believe that we are now required to file the indenture with the Registration Statement.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Five Hamilton Landing, Suite 100 • Novato, CA 94949
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September 27, 2006

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The management of the Company genuinely appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Please feel free to contact the undersigned at 415-883-1693, or Melvin Katz, Esq. at Bryan Cave LLP at 212-541-1155, should you have any questions or require further information.

Sincerely,

Robert A. Olins
Chief Executive Officer

cc:	Donald C. Hunt, Esq. Attorney, Advisor, SEC
Melvin Katz, Esq., Bryan Cave LLP
Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP

Five Hamilton Landing, Suite 100 • Novato, CA 94949
415 883-1693 • Fax 415 883-3363
www.spatialight.com

September 27, 2006

Appendix A

Memorandum Wellington Management Company, llp

To: Spatialight, Inc.

From: Steven M. Hoffman, Vice President and Counsel

Re: Spatialight, Inc.

Date: September 26, 2006

Introduction
We have prepared this memorandum in connection with the review by the staff of the Securities and Exchange Commission (the “SEC”) of the registration statement on Form S-3 (the “Registration Statement”) of SpatiaLight, Inc. (the “Registrant”). Certain investment advisory client accounts (“Client Accounts”) advised by Wellington Management Company, llp (“Wellington Management”) are named as selling shareholders in the Registration Statement. The Registration Statement discloses the names of the Client Accounts and the fact that Wellington Management is the investment adviser to the Client Accounts.

We understand from discussions with you that, in the course of reviewing the Registration Statement, the SEC staff has requested an explanation of the legal basis as to why the Registrant is not required to include, in the list of selling shareholders contained in the Registration Statement, the names of the natural persons with power to vote or to dispose of the securities offered for resale by the Client Accounts. For the reasons set forth below, we do not believe that the requested disclosure is practicable for Wellington Management, and, furthermore, we do not believe that the requested disclosure is required under applicable law.

Information Regarding	Wellington Management is an investment adviser, registered with the SEC

Wellington Management
under the Investment Advisers Act of 1940, as amended. We offer investment management services for a fee to separate account clients, US and non-US mutual funds sponsored by unaffiliated parties, and our own privately offered investment vehicles, including collective investment funds, common trust funds, non-US domiciled funds and US and non-US domiciled hedge funds. Our investment services include portfolio management styles and approaches in equities, fixed income securities, currencies and commodities, and asset allocation across these asset categories. By way of contract with our clients, Wellington Management is given full and complete discretion to manage, supervise and direct the investment and reinvestment of assets in a client’s account, and may be

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September 27, 2006

given authority to vote securities held in a client’s account in response to proxies solicited by the issuers of such securities.

Each portfolio manager (or portfolio management team) makes investment decisions for the portfolios that he or she manages, based on the portfolio manager’s own evaluation of the investment opportunities in light of the client’s investment objectives and strategies. Accordingly, the firm may be buying a security for one client while it is selling that security for another. In addition, more than one portfolio manager (or portfolio management team) may be buying the same security for a number of different clients.

Some, but not all, of our clients give discretion to Wellington Management to vote proxies on securities held in their portfolios. Our Proxy Voting Guidelines set forth general guidelines for voting proxies, but we evaluate each proposal on its merits. The portfolio manager for the client account has the authority to decide the final vote, absent a material conflict of interest.

Wellington Management does not have a Chief Investment Officer, or any group of individuals who give “top down” direction with respect to investment positions or strategies for portfolios that we manage. We believe that this structure best enables us to meet the investment objectives of our diverse client base and encourages individual responsibility for investment performance.

Because of Wellington Management’s de-centralized approach to investment management, we believe that it is impracticable for us to include in the list of selling shareholders contained in registration statements the names of a natural person with power to vote or to dispose of the securities offered for resale by client accounts. It would be inaccurate to name just one natural person for each and every Wellington Management client. And, because numerous portfolio managers make investment and voting decisions for the client accounts, it is impracticable to provide the names of the particular portfolio managers for each different client account for each security.

Applicable Law
Form S-3 requires, among other things, disclosure of the matters covered by Regulation S-K, Item 507. Item 507 provides: “If any of the securities to be registered are to be offered for the account of security holders, name each such security holder, indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates, and state the amount of securities of the class owned by such security holder prior to the offering, the amount to be offered for the security holder's account, the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering.”

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September 27, 2006

Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual (the “1999 Interpretation”) provides: "We were asked whether identification of an entity as a selling shareholder in the registration statement must include disclosure of the persons who have sole or shared voting or investment power over the entity. The company must identify in the registration statement the person or persons who have voting or investment control over the company’s securities that the entity owns. Use Rule 13d-3 by analogy to make the determination.”

The SEC's 1997 telephone interpretation 60 (Regulation S-K) provides: “The term ‘security holder,’ as used in Item 507 of Regulation S-K, means beneficial holders, not nominee holders or other such holders of record.” (Regulation S-K is the standard instructions for filing forms with the SEC under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Legal Analysis
On the basis of the above, it is our view that the selling shareholder disclosure required by Item 507 of Regulation S-K should be disclosure of the “beneficial owners” of the shares being sold and, accordingly, should be consistent with what the selling shareholders would report under Section 13 of the Exchange Act and Rule 13d-1 thereunder if the selling shareholders were subject to such reporting requirements. The appropriate filing form under Section 13 for a registered investment adviser such as Wellington Management generally is Schedule 13G. Schedule 13G does not require disclosure of natural persons having the power to vote or dispose of the securities beneficially owned by an investment adviser. Accordingly, based on and subject to the foregoing, we do not believe Regulation S-K, Item 507 or the SEC staff's interpretations of Regulation S-K require additional disclosure with respect to Wellington Management or the Client Accounts in the Registration Statement.

This result is consistent with the applicable rules and with the underlying purpose of the disclosure requirements. The 1999 Interpretation may be interpreted to require Wellington Management (along with all other investment advisers) to disclose the names of specific portfolio managers, proxy voting officers, and similar officers who carry out investment and voting decisions on a day-to-day basis with respect to portfolio securities owned by investment advisory client accounts. Such a reading of the 1999 Interpretation would require disclosure that is, in our view, not meaningful, and that would be inconsistent with the underlying purpose of the disclosure requirements, which is to ensure that investors know the identity of beneficial owners of shares and to prevent the use of nominees or mere record shareholders to shield the identity of beneficial owners. There is clearly no such intention or effect here: the Client Accounts own the subject shares, and are advised by Wellington Management, all as disclosed in the Registration Statement.

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September 27, 2006

Conclusion
For the reasons set forth above, we do not believe that the requested disclosure is practicable for Wellington Management, and, furthermore, we do not believe that the requested disclosure is required under applicable law.

You may provide this memorandum to the SEC staff solely in connection with the resolution of the matters described above.

Feel free to contact me if you have any further questions (617.790.7429).